June 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549-4631

Re:	Insignia Systems, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed March 16, 2011 Form 10-Q for the quarter ended March 31, 2011 File #1-13471

Dear Sir or Madam:

This letter is in response to the comment letter dated June 9, 2011, relating to our Form 10-K for the year ended December 31, 2010. This letter sets forth each comment followed by our response.

Form 10-K for the year ended December 31, 2010 filed March 16, 2011

Management’s Discussion and Analysis, page 15

Comment

1.	Refer to your discussion of revenues on page 17. Please revise to quantify the changes in revenues due to increases in revenues per sign and decreases in the number of signs pursuant to the guidance in Financial Reporting Codification section 501.04.

Response

Service revenues from our POPSign programs for the year ended December 31, 2010 increased 2.1% to $27,231,000 compared to $26,666,000 for the year ended December 31, 2009. The increase was primarily due to an increase of 7.1% in the average sign price, which was partially offset by a 5.2% decrease in the number of signs placed. We propose to expand future MD&A disclosures to quantify the changes in revenues to include per sign information in future filings, starting with the June 30, 2011 Form 10-Q.

Securities and Exchange Commission

June 30, 2011

Comment

2.	Also, we note that the expiration of the registrant’s contract with Kroger could have a material adverse impact on service revenues for 2011. Please expand the discussion to include the amount of revenues from this customer for 2010 and 2009.

Response

In 2010 and 2009, revenue recognized by advertising in Kroger stores was $9,417,000 and $9,883,000, respectively. We propose to expand future MD&A disclosures to include the amount of revenue recognized in Kroger stores for applicable periods presented in future filings, starting with the June 30, 2011 Form 10-Q.

Financial Statements

Note 6 – Income Taxes, page 39

Comment

3.	We note that on February 9, 2011, you and News America entered into a settlement agreement to settle an ongoing lawsuit and that News America paid you $125 million in conjunction with the settlement. We also note that you released $7.9 million of valuation allowance in 2010 due to the expectation of future taxable income as a result of the News America marketing lawsuit settlement. Please either revise the disclosure to state the change in facts with regard to the lawsuit that occurred on or before December 31, 2010 that support your change in valuation allowance as of December 31 or tell us the basis for recording a change in the valuation allowance as of December 31 based on an event that occurred after the balance sheet date. Please use the guidance found in ASC section 740-10-25-8, which states that a change in facts after the reporting date but before the financial statements are issued or available should be recognized in the period in which the change in facts occurs, and ASC sections 740-10-55-119 and 450-25 in your response.

Securities and Exchange Commission

June 30, 2011

Response

Our determination to change the deferred tax valuation allowance as of December 31, 2010 was based on all current available information, positive and negative, prior to the filing of our 2010 Form 10-K on March 16, 2011, as outlined in ASC 740-10-30-17. The determination of a valuation allowance and the settlement of the ongoing legal case are not “tax positions” as defined in ASC 740. Unlike the restrictions outlined in ASC 740-10-25-8 regarding use of information subsequent to period end to determine the recognition of a tax position, the determination of whether a valuation allowance is necessary is not limited to events that have occurred as of the reporting date but rather to assess all current available information, as noted above.

The $125 million settlement with News America was considered a significant positive indicator of future taxable income as a result of receipt of the settlement proceeds on February 10, 2011, and there was no ability for News America to appeal. Based on this strong positive indicator and lack of significant negative indicators related to our future taxable income, we concluded that it was more likely than not that we would realize the benefit of our deferred tax assets as a result of including this settlement in the projection of future taxable income.

We have reviewed ASC 740-10-25-8 and 740-10-55-119 and believe that guidance is used for tax positions taken relative to tax filings versus being used in determining a change to a deferred tax valuation allowance. The legal case related to the Company’s claim against News America for violations of federal and state antitrust and false advertising laws and did not involve a tax position. We have also reviewed ASC 450; however, this guidance relates to accounting for contingencies, which we believe is not applicable to the change in deferred tax valuation allowance adjustment as of December 31, 2010.

The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

June 30, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with questions or comments.

Very truly yours,

Insignia Systems, Inc.

By:	/s/ John C. Gonsior
John C. Gonsior, CFO